Jeffrey Schultz | 212 692 6732 | jschultz@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

December 7, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Justin Dobbie and Sonia Bednarowski

Re:	Genius Brands International, Inc. Registration Statement on Form S-3
Filed November 25, 2016
File No. 333-214805

Ladies and Gentlemen:

We are submitting this letter on behalf of Genius Brands International, Inc. (the “Company”) in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 6, 2016 (the “Comment Letter”) from Justin Dobbie, Legal Branch Chief, to Andrew Heyward, the Company’s Chief Executive Officer, relating to the above-referenced registration statement on Form S-3 of the Company filed with the Commission on November 25, 2016 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For convenient reference, we have set forth below in italics the Staff’s comment set forth in the Comment Letter and have keyed the Company’s response to the numbering of the comment and the heading used in the Comment Letter.

Exhibit 5.1

1.	We note the disclosure on page 20 of your registration statement and Section 13.05 of Exhibits 4.5 and 4.6 that the indentures are to be governed by New York law. We also note that counsel has limited its opinion to Nevada law. As debt securities are contractual obligations, counsel must opine on the law of the jurisdiction governing the agreements pursuant to which the debt securities are issued to determine whether or not it is an enforceable contract and, therefore, a binding obligation. Please have counsel revise its opinion to cover New York law or, alternatively, provide a separate New York law opinion with respect to the indentures and debt securities. Refer to Section II.B.1.e of Stall Legal Bulletin No. 19 dated October 14, 2011 for further guidance.

Response: In response to the Staff’s comment, we have revised our Exhibit 5.1 opinion to cover New York law and have filed it as an exhibit to Amendment No. 1.

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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

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We hope that the above response will be acceptable to the Staff. Please do not hesitate to contact me at 212-692-6732 or jschultz@mintz.com with any comments or questions regarding Amendment No. 1 and this letter. We thank you for your time and attention.

Sincerely,

/s/ Jeffrey Schultz

Jeffrey Schultz

cc:  Securities and Exchange Commission

Justin Dobbie, Legal Branch Chief

Sonia Bednarowski

Genius Brands International, Inc.

Andrew Heyward, Chief Executive Officer

Rebecca D. Hershinger, Chief Financial Officer

Gregory B. Payne, Executive Vice President – Legal/Business Affairs

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Kenneth R. Koch, Esq.

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